EXHIBIT 99.2

Voicemail Message from Dave

Good Morning.

I am excited to share with you today a hugely important development in the evolution of our company.

ALARIS has entered into a definitive agreement to be acquired by Cardinal Health in an all-cash transaction valued at approximately 2 billion dollars. This equates to a price of $22.35 per share for all outstanding shares of our common stock.

As you may know, Cardinal Health is one of the largest health care companies in the world, and it sees in ALARIS the people, products, technology and future prospects that can help Cardinal Health achieve its vital strategic goals in the medication safety field.

News of this agreement is being jointly released today by ALARIS Medical Systems and Cardinal Health, but I wanted you to hear about it from me at the earliest possible moment.

I also want you to know, up front, that I will continue to lead our company after the sale, and that I am not anticipating any major changes to our organization. Our headquarters will remain in San Diego, and our operations outside the U.S. will continue to be headquartered in Basingstoke.

Because the stock for both companies is publicly traded, we couldn’t tell you about the agreement before it was finalized.

As soon as that happened, we first needed to broadly disclose the agreement this morning over the newswires.

Throughout the day today, and over the next few days, we will be talking further with you and with our customers, suppliers and the investment community. But, I want to give you this quick summary of what has occurred.

The decision to sell our company came about through a chain of events that began with discussions between Cardinal Health and ALARIS concerning our mutual focus on the medication safety market. Our conversations quickly led to the realization that we had many complementary strengths, and that the enhanced resources that would result from an acquisition by Cardinal Health would accelerate our development of global market opportunities.

I want you to know this is an extremely positive event. It affirms that ALARIS’s strategy of developing IV medication safety technologies has gained great visibility in the general health care market. It also illustrates the economic value that our worldwide employee team has built into the company.

You should take pride in the fact that your commitment to our Cultural Beliefs and our Three Key Results has made ALARIS increasingly attractive over the past few years. And, the combination with Cardinal Health establishes a platform for even greater success in the future.

Cardinal Health is interested in ALARIS because of our global mission of providing practical solutions for medication safety at the point of care. It is our leadership of that dynamic market and our winning culture that make us an outstanding fit with Cardinal Health, a company that shares our vision of what ALARIS is capable of accomplishing in the future.

Cardinal Health is the 17th largest business enterprise in the Fortune 500. Just think of what new heights we can achieve with the resources of a 50 billion dollar company standing behind us.

We will be posting on our web site detailed information about this watershed event. We will also be conducting meetings during the next few days throughout the company to personally bring you all the information that is available at this time. And, during the weeks ahead, we will be using every possible means to keep you informed about our integration with Cardinal Health. As this occurs, I have no doubt that the many benefits of our decision will become obvious and a source of enthusiasm for all of you.

I am looking forward, as is your entire senior management team, to seizing the new opportunities that will come to us as part of Cardinal Health. ALARIS employees have repeatedly demonstrated their ability to move boldly in new directions, and I am confident this latest development will propel all of us to new levels of success.

My sincere thanks to each of you for bringing ALARIS to this exciting point in its life.

Except for historical information, all other information made herein consists of forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, anticipated or implied. The most significant of these uncertainties are described in ALARIS’ Form 10-K, Form 8-K and Form 10-Q reports (including all amendments to those reports) and exhibits to those reports, and include (but are not limited to) the costs, difficulties, and uncertainties related to the integration of acquired businesses, the loss of one or more key customer or supplier relationships or changes to the terms of those relationships, changes in the distribution patterns or reimbursement rates for health-care products and/or services, the costs and other effects of governmental regulation and legal and administrative proceedings, and general economic and market conditions. ALARIS undertakes no obligation to update or revise any forward-looking statement.

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell securities of ALARIS Medical Systems. Cardinal Health has not commenced the tender offer for shares of common stock of ALARIS described herein. At the time the expected offer is commenced, Cardinal Health will file a tender offer statement with the U.S. Securities and Exchange Commission and ALARIS will file a solicitation/recommendation statement with respect to the offer. Investors and ALARIS stockholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and related tender documents) and the related solicitation/recommendation statement because they will contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be made available to all stockholders of ALARIS at no expense to them. These documents will also be available at no charge at the SEC’s website at www.sec.gov.

The statements contained in this memo are being provided to give you an understanding of the proposed acquisition.

The statements contained herein are being provided by management acting only in their capacity as management of the company and by the company acting only in its capacity as an employer, and not by either acting in the capacity as administrator or as a fiduciary of the 401(k) plan or any other benefit plan. As a result, the statements contained herein are not governed by ERISA.